SELECTIVE INSURANCE GROUP, INC.
                               40 Wantage Avenue
                             Branchville, NJ 07890


                                                              March 22, 2005

BY FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Ms. Sonia Barros

              Re:  Selective Insurance Group, Inc.
                   Registration Statement on Form S-4 (File No. 333-123315)
                   --------------------------------------------------------

Ladies and Gentlemen:

         Selective Insurance Group, Inc. (the "Registrant"), the obligor under its 7.25% Senior Notes due 2034 (CUSIP No. 816300AC1) (the "Old Notes"), is registering an exchange offer (the "Exchange Offer") pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the "Staff") enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant represents as follows:

         a. The Registrant has not entered into any arrangement or understanding with any person to distribute the 7.25% Senior Notes due 2034 to be received in the Exchange Offer (the "New Notes") and, to the best of the Registrant's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

         b. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available April 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with any secondary resale transaction.

         c. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

         d. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.

         e. The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

            (1) If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

            (2) If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.


                                       Very truly yours,

                                       SELECTIVE INSURANCE GROUP, INC.


                                       By: /s/ Michele N. Schumacher, Esq.
                                           -------------------------------
                                          Name:  Michele N. Schumacher, Esq.
                                          Title: Vice President, Corporate
                                                 Secretary & Corporate
                                                 Governance Officer